March 26, 2008

Ms. Amy Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, D.C.  20549-7010

RE:	SEC Comment Letter dated February 27, 2008
ERHC Energy, Inc.
Form 10-K for Fiscal Year Ended September 30, 2007
Filed December 14, 2007
File Number 0-17325

Dear  Ms. Parker:

In connection with your review of ERHC Energy, Inc.’s (the “Company”) Form 10-K, we respectfully submit the following responses to the comments included in your letter of February 27, 2008.

Comment 1

Please revise your filing to include all material information as of the date you filed your annual report. For example, we note your disclosure on your website that Addax and Sinopec announced that they have jointly secured a drill-ship and plan to begin explorations as early as the fourth quarter of 2008 in blocks 2 and 4. However, such disclosure was not included in your filing.

Response

We have revised our disclosure as instructed in your comment. Our revised disclosure includes the example cited in your comment.

There is more progress to report toward drilling in the JDZ. The Joint Development Authority (JDA), which was set up by the governments of Nigeria and Sao Tome & Príncipe to administer the JDZ, has approved the budgets for JDZ Blocks 2, 3 and 4 in which ERHC has interests. The JDA also has approved well locations in two of those Blocks.

“These approvals open the door for the relevant consortia to order the custom drilling materials necessary to drill in the JDZ’s deepwater. The custom order will take up to nine months to deliver.

“Meanwhile, the Aban Abraham deepwater drill ship, which has already been jointly contracted by the operators in JDZ Blocks 2 and 4, Sinopec and Addax Petroleum, remains under refurbishment in Singapore. It is expected out of dry dock and into sea trials within the coming months, before it can be transported to West Africa.

“We continue to support Addax’s efforts to secure a drilling rig of opportunity to avert delay or at least mitigate its impact. Addax has disclosed that it still plans to commence drilling of the Kina prospect in JDZ Block 4 as early as the fourth quarter of 2008.

“ERHC is continuing to assess the feasibility of acquisition prospects to diversify its asset portfolio. We seek opportunities that will produce significant enough revenue in the short-term to justify expenditures.

We continue to see activity toward eventual exploration in the Joint Development Zone. The Company's consortium partners in the JDZ, Addax Petroleum and Sinopec Corp., are proceeding with plans to bring the deepwater drill ship Aban Abraham to the JDZ next year. According to our most recent information, Addax and Sinopec continue to anticipate that exploratory drilling operations may begin as early as mid-2008 in Blocks 2 and 4 of the JDZ.

"As we have reported in the past, we will continue to look to the operators of each of the Blocks to make relevant announcements when they determine that the time is right. In May, Addax released the results of a prospective oil and contingent gas resources report of JDZ Blocks 2, 3 and 4, in which both Addax and ERHC Energy hold a participating interest, on its website at www.addaxpetroleum.com.*

Comment 2

We refer you to the amendments and rules adopted by the Commission in its Executive Compensation and Related Person disclosure rulemaking. Please revise the disclosure in your filing and provide the disclosure required by Items 402, 404 and 407 of Regulation S-K. Please refer to Securities Act Release No. 8732A, the Executive Compensation and Related Person Q&A, the Compliance and Disclosure interpretations relating to the new rules, and the Staff Observations in the Review of Executive Compensation Disclosure that are available on our website, http:/www.secgov.

Response

We have revised our Executive Compensation and Related Person disclosure as instructed in your comment.

Item 11. Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, as well as considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview

ERHC’s current business activity is to exploit its assets, which are rights to working interests in exploration acreage in the JDZ between the DRSTP and the FRN and in the EEZ.  Our current business plan is based on attracting and retaining a limited group of highly qualified Executives. The development of businesses has led to challenges in attracting and retaining key a significant increase in our employee population. We had 2 employees in 2006 and 4 employees as of November 30, 2007.

At this time in our development, it is critical to retain and motivate our current employees, as well as attract new talented personnel to the Company, in order to continue to work on the implementation of our business plan. We offer a competitive compensation and benefits package to enable us to recruit new employees and retain our current employees. The same benefits are generally available to each of our employees regardless of position.

Compensation Philosophy and Objectives

Our executive compensation program and objectives are based on our need to attract and retain executives with the talent and experience necessary for ERHC to achieve its goal of fully developing its assets. We compete with other large energy companies that have substantially greater resources and enterprise stability than we have and, therefore, we believe that we must provide a total compensation package that is above the median to attract and retain the required executive personnel. In addition, because we are a developing company, we sometimes use a combination of equity and cash as a compensation incentive. Our compensation and benefits include:

•	a base salary rate typically targeted at or above the market median,
•	other equity awards, including equity grants to new hires to attract talented personnel and occasional grants of options/restricted shares to retain our talented employees, and
•	a comprehensive benefits package.

Since 2004, the equity portion of annual incentives has been paid primarily in restricted Company common stock. The incentive amount is generally converted to shares based on the closing price of the Company’s common stock on the date of grant.

Compensation Consultant

The Company does employ a compensation consultant to advise its Compensation Committee

Role of Compensation Committee and Executive Officers in Compensation Decisions

The functions and scope of authority of the Compensation Committee are to (a) assist the Board of Directors in its oversight of (i) the executive compensation and benefits program of the  Company, (ii) the compensation program for Directors of the  Company, and (iii) succession planning for officer positions of the Company; (b) review and approve goals and objectives relevant to the Chief Executive Officer's compensation, and evaluate the Chief Executive Officer's performance in light of those goals and objectives; (c) administer any long-term incentive program of the  Company; and (d) provide, in accordance with the rules of the SEC, an annual "Compensation Committee Report" for inclusion in the  Company's annual proxy statement.
The Compensation Committee has the responsibility to review and approve annual compensation, including the competitiveness of the total compensation package, for the Chief Executive Officer, the Technical Vice President and the Principal Financial Officer (collectively, the “Executive Officers”). The Compensation Committee endeavors to provide a compensation package for the Executive Officers that is reasonable and competitive. Generally, the components of compensation provided to our Executive Officers are similar to those provided to our general employee population.

Base salaries, annual incentives and other equity awards for the Executive Officers are customarily proposed to the Compensation Committee by the Interim Chief Executive Officer. The Compensation Committee makes the final determination as to base salaries, annual incentives and equity awards for each of the Executive Officers based on Company performance, executive performance and market data. The Compensation Committee use the services of compensation

2006 Executive Compensation

Base Salaries

Base salaries for our Executive Officers and other employees are designed to be comparable to like positions in the marketplace from where we recruit. These competitive salaries are proposed by the Compensation Committee based on their familiarity with the current market for employees with similar qualifications.

Equity Awards

Overview

We may grant restricted stock, stock options and other equity-based awards to employees, consultants and non-employee directors under our 2004 Plan. As previously mentioned, our annual grants of equity awards are tied to the achievement of our annual performance objectives. Equity awards are also used for new hire incentives. We do not have a formal policy for the timing of granting equity awards but do not time equity awards to increase the economic value of the award to plan participants.

The Board has authorized the Compensation Committee to act on behalf of the Board in granting equity-based awards, including restricted stock and stock options, to eligible employees and consultants (other than Executive Officers).

We do not currently intend to grant stock options except under limited circumstances, including stock options granted to a director upon his or her initial election to the Board. Under the provisions of the 2004 Plan, stock options cannot be granted at an exercise price of less than the closing price of a share of the Company’s common stock as reported on NASDAQ on the date of grant of such stock options. All equity grants to Executive Officers must be approved by the Compensation Committee or a subcommittee thereof. Stock options granted to members of the Board must be approved by the Compensation Committee.

Retention Plan

In 2007, the Compensation Committee granted stock options to an Executive Officer in an effort to provide an employment incentive and encourage retention through this crucial stage in our operations . The options vest upon completion of one year of service from the grant date. The exercise price of each of the grants was set at the closing price of the Company’s common stock on the date of grant. The Technical Vice President’s grant consisted of 1,000,000 stock options with an exercise price of $0.43. The closing price of the Company’s common stock on December 18, 2007, the date of this grant, was $0.43.

Perquisites

Perquisites are not provided to our officers.

Benefits

We provide the same level of benefits to all of our employees and Executive Officers.

Accounting and Tax Implications

Our 2004 Plan is designed to grant stock awards that are performance-based compensation expense that is fully deductible for federal income tax purposes.. When the awards vest or are otherwise includible in the taxable compensation of the affected executives, we may not be able to recognize current or future tax benefits that may otherwise be available to the Company related to such awards. We began expensing equity awards in 2006 in accordance with FAS 123(R). In general, the accounting rules did not impact the types of equity awards granted to plan participants.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

THE COMPENSATION COMMITTEE

Dr. Andrew Uzoigwe-Chairman
Clement Nwizubo
Ambassador Howard Jeter

SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate compensation awarded to, earned by or paid to the Company’s named executive officers for 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2)	All Other Compensation ($)	Total ($)
Nicolae Luca Interim
Chief Executive Officer	2007	$17,500	—	$17,700	—	—	—	—	$35,200
James Ledbetter
Technical Vice President	2007	$191,083	—	—	—	—	—	—	$191,083
Sylvan Odobulu
Controller	2007	$115,518	—	—	—	—	—	—	$115,518

(1)
Reflects the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS123(R) of awards made pursuant to the 2004 Plan excluding any reduction in value due to potential service-based forfeitures, and thus may include amounts from awards granted in and prior to 2007. Assumptions used in the calculation of these amounts are included in footnote 8 to the Company's audited financial statements for the fiscal year ended September 30, 2007 included in this Annual Report on Form 10-K.

(2)	ERHC does not provide either a pension plan or a nonqualified deferred compensation plan for any of its employees.
(3)	This column reflects the following for each named executive officer:

GRANTS OF PLAN-BASED AWARDS

The following table sets forth the information about grants made to the Company’s named executive officers in 2007 pursuant to the 2003 Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (1)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Nicolae Luca		—	—	—	—	—	—	60,000	—	—	$17,700
James Ledbetter	12/18/2007	—	—	—	—	—	—	—	1,000,000	$0.43	$223,900
Sylvan Odobulu		—	—	—	—	—	—	—	—	—	—

(1)	The number in this column reflects the restricted stock awarded on ________ pursuant to the 2005 Plan. The restricted stock vested immediately .
(2)
Mr. Ledbetter received this retention grant on December 18, 2007. The option exercise price is $0.43 per share, the closing price of the Company's common stock on the date of grant. The options vest over a one-year period beginning on the date of grant.

(3)
Reflects the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007 in accordance with FAS123(R) of awards made pursuant to the 2005 Plan excluding any reduction in value due to potential service-based forfeitures.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table reflects all outstanding equity awards held by the Company’s named executive officers as of December 31, 2006.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Exercisable		Unexercisable
Nicolae Luca	—		—		—	—	—	—	—	—	—
James Ledbetter	—	(4)	1,000,000	(4)	—	$0.43	12/18/2008	1,000,000	$—	—	—
Sylvan Odobulu	—		—		—	—	—	—	—	—	—

(1)	The closing price of ERHC’s common stock on September 28, 2007 of $0.28 was used in the calculations.
(4)	The options were granted on December 18, 2006 and vest upon the completion of one year of service.

OPTION EXERCISES AND STOCK VESTED

The following table reflects the stock options exercised by the Company’s named executive officers during 2006 and their restricted stock that vested during 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Nicolae Luca	—	—	—	—
James Ledbetter	—	—	—	—
Sylvan Odobulu	—	—	—	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

As of September 30, 2007, Company had not entered into any employment agreements or change of control severance agreements with any executive officers, including the named executive officers.

Employment Contracts

The Company neither has an employment agreement with Mr. Luca nor does it pay him a salary for his services as Interim Chief Executive Officer. The Company has an employment agreement with its Technical Vice President, Mr. Jim Ledbetter, for a base salary of $19,167 per month and incentive compensation in the form of an option to purchase 1,000,000 shares at an exercise price of $0.43 per share. Mr. Ntephe, a consultant, is paid annual compensation of $60,000 for his services as Secretary. Mr. Ntephe was issued an option, for services rendered, to purchase 500,000 shares at an exercise price of $0.20 per share that he exercised on a cashless basis in April 2006, for the acquisition of 388,889 shares of common stock, for value received of $350,000.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance. This plan was approved at a special meeting of the stockholders of the Company in February 2005. Under this plan, 7,576,756 shares have been issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Compensation Committee Interlocks Insider Participation

The Company’s Compensation Committee is comprised Messrs. Jeter, Uzoigwe and Nwizubo. None of the members of the Compensation Committee has been or is an officer or employee of the Company, or is involved with a related transaction or a relationship as defined by Item 404 of Regulation S-K. None of the Company’s Executive Officers serves on the Board of Directors or compensation committee of a company that has an Executive Officer that serves on the Company’s Board or Compensation Committee. No member of the Company’s Board is an Executive Officer of a company in which one of the Company’s Executive Officers serves as a member of the Board of Directors or compensation committee of that company.

Comment 4

Please clarify in this section how you intend to generate income, We expect that such disclosure would include a description of your intended business operations, including whether you intend to explore and exploit oil and gas reserves, or whether you primarily intend to generate income by selling the participation interests. Similarly, please disclose in this section if true, that presently your only operations are through your participation agreements with Sinopec and Addax.

Response

We have clarified and disclosed how we expect to generate income and the extent of our current operations as instructed in your comment.

Current Plans for Income Generation

The Company is currently focused on exploiting its interests in Blocks 5, 6 and 9 but no current sources of income other than interest income from cash investments that it purchased with funds generated from sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot currently be predicted.  The Company believes that the participation agreements that it has entered into will be its primary source of future revenue; however, the Company has no formal plans to derive income from sources other than the sale of participation interests in additional Blocks or through income generated from successful development of its interests under existing participation agreements.

Comment 5

Please expand your discussion regarding each of the participation agreements that you have entered into.  Such expanded disclosure should describe all material terms of each agreement.

Response:
We have expanded the discussion regarding each of the participation agreements by tabulating the dates, parties and key terms of the agreements as follows:

Particulars of Participating Agreements

JDZ Block 2 Participation Agreement
Date of Participation Agreement	Parties	Key Terms
2 March 2006
1. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd

1b. Sinopec International Petroleum and Production Corporation

2a. Addax Energy Nigeria Limited

2b. Addax Petroleum Corporation

3. ERHC Energy Inc

ERHC assigns  28.6% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.3% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.  Consideration from Sinopec to to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

In addition, Sinopec and  Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of the carried costs

JDZ Block 3 Participation Agreement
Date of Participation Agreement	Parties	Key Terms
15 February 2006	1. ERHC Energy Inc 2a. Addax Petroleum Resources Nigeria Limited 2b. Addax Petroleum Corporation
ERHC assigns  15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.
Consideration from Addax Sub to ERHC for the 15% interest (the “acquired interest”) is $7.5 million.
In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

Addax is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs

JDZ Block 4 Participation Agreement
Date	Parties	Key Terms
17 November 2005[1]	1. ERHC Energy Inc 2a. Addax Petroleum Nigeria (Offshore 2) Limited 2b. Addax Petroleum NV
ERHC shall assign 33.3%[2] of participating interest to Addax Petroleum  Nigeria (Offshore 2) Limited (“Addax”) (leaving ERHC with a 26.7% participating interest).

Consideration from Addax Sub to ERHC for the interest to be acquired by Addax (the “acquired interest”) is fixed at $18 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax  recovers 100% of the carried costs

Comment 10

Please expand your disc1osure to describe your working capital requirements for fiscal 2008. For example, we note your disclosure in the press release issued on July 9, 2007 regarding your Consortium partners’ plans to begin exploratory drilling operations in 2008, In addition, please discuss your liquidity in the context of such anticipated drilling operations and the potential costs and losses that could result from the legal proceedings disclosed in your annual report.
_______________________

1 By an Amendment to the Participation Agreement dated  February 23 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3% .  By a second Amendment to the Participation Agreement, entered into on March 14 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%.  By a third Amendment to the Participation Agreement dated April 11 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement.
2 See the immediately preceding footnote.

Response

We have expanded our disclosure to describe our working capital requirements for fiscal 2008, including the effect of anticipated drilling operations by our consortium partners and the potential costs and losses that could result from legal proceedings, as instructed in your comment.

The Company believes that its working capital requirements for 2008 will be approximately $2,000,000 based on maintaining operations at their current level and the generation of interest income at levels similar to 2007. Our consortium partners have announced plans to begin drilling operations in 2008; however, our partners are responsible for all drilling and exploration costs. Accordingly, the commencement of drilling operations is not expected to have a significant impact on our working capital requirements. Management believes that our current cash resources will be adequate to maintain our planned operations throughout the drilling and exploration phase of existing participation agreements.

Comment 11

We note your disclosure that your “principal executive and principal financial officers have concluded that ERHC’s disclosure controls and procedures (as defined in Rules I 3a- 15(e) and 154-I 5(e) under the Securities Exchange Act of 1934) were effective as of September 30, 2007 to ensure that the information required to be disclosed by ERHC in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.” Revise to clarify, if true that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(c).

Response

We have expanded our disclosure to clarify that our officers also concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

ERHC’s Chief Executive Officer and Chief Financial Officer, or Principal Financial Officer performed an evaluation of the Company’s disclosure controls and procedures. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its Chief Executive Officer and Chief Financial Officer or Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation, ERHC’s principal executive and principal financial officers have concluded that ERHC’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of September 30, 2007 to ensure that the information required to be disclosed by ERHC in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Company Acknowledgements

In accordance with the instructions in the comment letter, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Contact Information

If you have any questions or need any additional information, please contact me.

Sincerely,

/s/ Sylvan Odobulu

Sylvan Odobulu
Controller